Exhibit 99.110

Vicinity Motor Corp. to Report First Quarter 2021 Results on

Monday, May 17 at 4:30 p.m. Eastern Time

VANCOUVER, BC – May 10, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity” or “VMC” or the “Company”) (formerly Grande West Transportation), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that it will release financial results for the first quarter ended March 31, 2021, after market close on Monday, May 17, 2021.

Management will host an investor conference call at 4:30 p.m. Eastern time on May 17, 2021 to discuss Vicinity’s first quarter 2021 financial results, provide a corporate update, and conclude with Q&A from telephone participants. To participate, please use the following information:

Q1 2021 Conference Call and Webcast

Date: Monday, May 17, 2021

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-877-300-8521

International Dial-in: 1-412-317-6026

Conference ID: 10156413

Webcast: http://public.viavid.com/index.php?id=144923

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Thursday, June 17, 2021. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10156413. A webcast will also be available by clicking here: Vicinity Q1 2021 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

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